United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2008

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

CONTENTS
* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: April 14, 2008

GRUMA SUMMARY OF THE RESOLUTIONS TAKEN IN THE GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING OF GRUMA, S.A.B. DE C.V.

The undersigned Secretary of the Board of Directors of GRUMA, S.A.B. DE C.V., HEREBY CERTIFIES:

 That the General Extraordinary Shareholders' Meeting held on April 11th, 2008, took the resolutions, which summarized, are the following:

FIRST ORDER OF BUSINESS:

1st. The Meeting approved to increase the fixed part of the Capital Stock of GRUMA, S.A.B. DE C.V., for up to $2,111'060,000.00 (TWO BILLION, ONE HUNDRED ELEVEN MILLION SIXTY THOUSAND PESOS MEXICAN CURRENCY) issuing the amount of Class I, Series B, common, nominative, shares with no par value, necessary to carry out said increase, upon the price of subscription established under the price determination method, for their subscription and payment among the present shareholders of the Company wishing to exert their preemptive rights pursuant to the provisions of article Ninth of the bylaws of the Company.

2nd. The Meeting agreed that the subscription price determination method of the new shares shall be as follows: The Subscription Price of the new shares shall be the closing price at Bolsa Mexicana de Valores of the shares of GRUMA S.A.B. DE C.V., on Friday, April 18, 2008 minus 5% (five percent).

3rd. The Meeting resolved that the Subscription Period of the new shares shall be 15 (fifteen) calendar days, as of the day following the publication of the corresponding resolution in the Federal Official Gazette or in one of the newspapers with a large circulation corresponding to the address of the Company, so the Shareholders may exert their preferential right within the terms of Article 132 of the General Law of Commercial Companies and Article Ninth of the Corporate Bylaws of GRUMA, S.A.B. DE C.V.

The foregoing, in the understanding that the Publication causing the commencement of the Subscription Period shall specify the Subscription Price determined according to the Method referred to in Resolution 2nd (second) above, as well as the total number of shares to be issued and the proportion of shares that may be subscribed by the shareholders based on the number of outstanding shares.

4th. The Meeting approved that in the event that, after the expiration of the term agreed for the Subscription Period referred to in the above resolution, still remained Shares unsubscribed by the Shareholders (''Remnant Shares''), these may be offered for subscription to any individual or company that the Delegates of this Meeting shall determine, at the same price as the Subscription Price, which subscription shall occur within the five (5) business days following the day the referred Subscription Period has expired, in the understanding that payment of said shares shall be made within the three (3) business days following the date they were assigned by the Delegates hereof.

5th. The Meeting designated as Delegates, in a jointly manner, Messrs. RAUL ALONSO PELAEZ CANO and SALVADOR VARGAS GUAJARDO to designate the Remnant Shares and to determine, in its case, the amount of the Deserted Shares.

6th. The Meeting designated as Delegates, indistinctly, Messrs. RAUL ALONSO PELAEZ CANO and SALVADOR VARGAS GUAJARDO to carry out the steps, filings or acts deemed necessary or convenient to perfect the capital stock increase referred thereto in Resolution 1st (first) herein, including the Publication that shall cause the commencement of the Subscription Period, as well as the filing and publication of any document, application, motion, authorization, certification or notice required for said effects, before any and all individuals, companies, authorities, including, but not limited to Comision Nacional Bancaria y de Valores, Bolsa Mexicana de Valores and S.D. INDEVAL Institucion para el Deposito de Valores, S.A. de C.V.

7th. The Meeting approved the issuance of a Provisional Certificate covering the total amount of the shares to be issued, same which shall be deposited before S.D. INDEVAL Institucion para el Deposito de Valores, S.A. de C.V., and once the terms authorized for subscription has expire, said Provisional Certificate shall be substituted by a Definitive one covering the total amount of the paid shares.

SECOND ORDER OF BUSINESS:

8th. The Meeting resolved that once the shares which issuance was approved by the same are fully subscribed and paid, and depending on the number of placed shares, taking into account the price to which said shares are subscribed, once the terms for their subscription have expired, the fixed part of the capital stock of GRUMA, S.A.B. DE C.V. shall be increased in the total value of the shares that are in fact subscribed and paid.

9th. The Meeting resolved to amend Article Sixth of the Corporate Bylaws of GRUMA, S.A.B. DE C.V., once the subscription term for the issued shares has expired, so said article contains the updated information regarding the subscribed and paid capital stock, in its fixed part, and the number of Class I, Series B, common, nominal shares, with no par value representing the same, authorizing Messrs. RAUL ALONSO PELAEZ CANO, RAUL CAVAZOS MORALES. SALVADOR VARGAS GUAJARDO, RODRIGO MARTINEZ VILLARREAL, and GUILLERMO ELIZONDO RIOS, to jointly any two of them proceed to: (i) cancel the shares that were left unsubscribed, and (ii) appear before a Civil Law Notary of their choice to formalize the representations they make indicating in a Public Deed the amount of the subscribed and paid capital stock, in its fixed part, and the number of shares representing the same, and consequently, they make due incorporation of the information duly updated in the text of Article Sixth of the Corporate Bylaws of GRUMA, S.A.B. DE C.V., and after said formalization, they shall proceed to record the same before the Public Registry of Commerce corresponding to the domicile of the Corporation, and to carry out all acts necessary to publish the amount of the capital stock of the Corporation, and the number of shares representing the same, within the terms of the applicable legal dispositions.
In the same manner, it was authorized that the notarial formalization referred herein contains the authentication of the Corporate Bylaws of GRUMA, S.A.B. DE C.V., so the Bylaws in force are reflected in one document only, including the amended Article Sixth, as well as all other amendments made to said Bylaws since the Incorporation of the Company.

10th. The Meeting approved the cancellation, issuance and exchange of the certificates representing the shares issued by GRUMA, S.A.B. DE C.V., for new ones substituting the same, after their notarial protcolization and after obtaining the authorizations previously mentioned in this Meeting, so these certificates reflect the final amounts of the capital stock of the Company and the number of shares represented by each certificate; hereby authorizing Messrs. RAUL ALONSO PELAEZ CANO, RAUL CAVAZOS MORALES, SALVADOR VARGAS GUAJARDO, ROGELIO SANCHEZ MARTINEZ, RODRIGO MARTINEZ VILLARREAL, and GUILLERMO ELIZONDO RIOS so jointly or severally carry out the necessary arrangements for the substitution of the certificates deposited before S.D. Indeval Institucion para el Deposito de Valores, S.A. de C.V.

THIRD ORDER OF BUSINESS:

11th. The Meeting authorized SALVADOR VARGAS GUAJARDO, RODRIGO MARTINEZ VILLARREAL and GUILLERMO ELIZONDO RIOS indistinctly, so anyone of them in the name and on behalf of GRUMA, S.A.B. DE C.V., make the necessary arrangements related with the fulfillment of the resolutions taken in this Meeting, and in its case, appear before the Civil Law Notary of their choice to protocolize, if needed, all or part of the Minute taken herein, as well as to issue simple or certified copies of the same.

12th. The Meeting resolved that GRUMA, S.A.B. DE C.V., shall hold harmless all individuals referred to in the Resolutions taken herein, in respect to any liability that may be assessed upon them in connection with the acts mentioned in those same Resolutions, provided that said claims are not a consequence of the deceit or bad faith of said individuals.

FOURTH ORDER OF BUSINESS:

The Meeting approved the contents of the minute taken herein.

Monterrey, N.L., April 14, 2008

LIC. SALVADOR VARGAS GUAJARDO
SECRETARY OF THE BOARD OF DIRECTORS
GRUMA, S.A.B. DE C.V.